UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 8, 2020

Resource Real Estate Opportunity REIT II, Inc.

(Exact name of registrant as specified in its charter)

Commission file number 000-55430

Maryland	80-0854717
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1845 Walnut Street, 17th Floor, Philadelphia, PA, 19103

(Address of principal executive offices) (Zip code)

(215) 231-7050

(Registrant’s telephone number, including area code)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the following obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the securities Act (17CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
n/a	n/a	n/a

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry Into a Material Definitive Agreement

On September 8, 2020, Resource Real Estate Opportunity REIT II, Inc. (the “Registrant” or “REIT II”) entered into merger agreements (as described herein) to acquire each of Resource Real Estate Opportunity REIT, Inc. (“REIT I”) and Resource Apartment REIT III, Inc. (“REIT III”). As described in greater detail herein, both mergers are stock-for-stock transactions whereby each of REIT I and REIT III will be merged into a wholly owned subsidiary of REIT II. The consummation of REIT II’s merger with REIT I is not contingent upon the completion of the merger with REIT III, and the consummation of REIT II’s merger with REIT III is not contingent upon completion of the merger with REIT I.

REIT I Merger

On September 8, 2020, REIT II, RRE Opportunity OP II, LP (“OP II”), Revolution I Merger Sub, LLC, a wholly owned subsidiary of REIT II (“Merger Sub I”), REIT I, and Resource Real Estate Opportunity OP, LP (“OP I”), entered into an Agreement and Plan of Merger (the “REIT I Merger Agreement”).

Subject to the terms and conditions of the REIT I Merger Agreement, (i) REIT I will merge with and into Merger Sub I, with Merger Sub I surviving as a direct, wholly owned subsidiary of REIT II (the “REIT I Company Merger”) and (ii) OP I will merge with and into OP II, with OP II surviving (the “REIT I Partnership Merger” and, together with the REIT I Company Merger, the “REIT I Merger”). At such time, the separate existence of REIT I and OP I shall cease.

At the effective time of the REIT I Company Merger, each issued and outstanding share of REIT I’s common stock (or fraction thereof), $0.01 par value per share (the “REIT I Common Stock”), will be converted into the right to receive 1.22423 shares of common stock of REIT II, $0.01 par value per share (the “REIT II Common Stock”), and each issued and outstanding share of REIT I’s convertible stock, $0.01 par value (the “REIT I Convertible Stock”) will be converted into the right to receive $0.02 in cash (without interest).

In addition, each share of REIT I Common Stock or REIT I Convertible Stock, if any, then held by any REIT I wholly owned subsidiary or held by REIT II or any of its wholly owned subsidiaries will no longer be outstanding and will automatically be retired and will cease to exist, and no consideration will be paid, nor will any other payment or right inure or be made with respect to such shares of REIT I Common Stock and REIT I Convertible Stock in connection with or as a consequence of the REIT I Company Merger.

At the effective time of the REIT I Partnership Merger, each common unit of partnership interests in OP I (“OP I Common Units”) outstanding immediately prior to the effective time of the REIT I Partnership Merger will convert into the right to receive 1.22423 common units of partnership interest in OP II (“OP II Common Units”) and each Series A Cumulative Participating Redeemable Preferred Unit in OP I (“OP I Series A Preferred Units”) issued and outstanding immediately prior to the effective time of the REIT I Partnership Merger will convert into the right to receive one Series A Cumulative Participating Redeemable Preferred Unit in OP II (“OP II Series A Preferred Units”).

The REIT I Merger Agreement contains customary covenants, including covenants prohibiting REIT I and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The REIT I Merger Agreement also provides that prior to the approval by REIT I’s stockholders of the REIT I Company Merger, the board of directors of REIT I may in certain circumstances make a REIT I Adverse Recommendation Change (as such term is defined in the REIT I Merger Agreement), subject to complying with certain conditions set forth in the REIT I Merger Agreement.

The REIT I Merger Agreement may be terminated under certain circumstances, including by either REIT II or REIT I (in each case, with the prior approval of the special committee of their respective board of directors) (i) if the REIT I Company Merger has not been consummated on or before 11:59 p.m. New York time on June 8, 2021, (ii) if the approval of the stockholders of REIT I (“REIT I Stockholder Approval”) has not been obtained at the meeting of the stockholders of REIT I to consider the REIT I Merger, or (iii) upon a material uncured breach of the respective obligations, covenants or agreements by the other party that would cause the closing conditions in the REIT I Merger Agreement not to be satisfied.

REIT I may terminate the REIT I Merger Agreement if REIT I has properly accepted a “Superior Proposal” (as defined in the REIT I Merger Agreement) at any time prior to receipt by REIT I of the REIT I Stockholder Approval pursuant to the terms of the REIT I Merger Agreement. REIT II may terminate the REIT I Merger Agreement at any time prior to receipt by REIT I of the REIT I Stockholder Approval upon (i) a REIT I Adverse Recommendation Change or the failure of REIT I’s board of directors to include its recommendation in favor of the REIT I Company Merger in the Joint Proxy Statement and Prospectus to be distributed to REIT I’s stockholders, (ii) a tender offer or exchange offer for any shares of REIT I Common Stock that constitutes a Competing Proposal (other than by REIT II or any of its affiliates) is commenced and the REIT I board of directors fails to recommend against acceptance of such tender offer or exchange offer by the REIT I stockholders and to publicly reaffirm the REIT I board recommendation within ten business days of being requested to do so by REIT II, or (iii) upon REIT I’s material violation of the non-solicit provisions of the REIT I Merger Agreement.

If the REIT I Merger Agreement is terminated in certain circumstances, including in connection with REIT I’s acceptance of a Superior Proposal or making a REIT I Adverse Recommendation Change, then REIT I must pay to REIT II a termination fee of $22,989,657 plus reimburse up to $2,000,000 for REIT II’s expenses. Additionally, if the REIT I Merger Agreement is terminated because the closing conditions have been satisfied or waived but either REIT II or REIT I have failed to close, then such party must reimburse the other party up to $2,000,000 for that other party’s expense.

The REIT I Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties contained in the REIT I Merger Agreement are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by each of REIT II and REIT I. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders.

The parties have agreed to limits on the conduct of their businesses between the signing of the REIT I Merger Agreement and the closing of the REIT I Merger. Generally, transactions that are not in the ordinary course of business require the consent of the other party. Ordinary distributions will also require the other party’s consent unless the distributions are needed for REIT qualification purposes, which is not expected.

The obligation of each party to consummate the REIT I Merger is subject to a number of conditions, including receipt by REIT I of the REIT I Stockholder Approval, delivery of certain documents and consents, the truth and correctness of the representations and warranties of the parties (subject to the materiality standards contained in the REIT I Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by REIT II to register the shares of the REIT II Common Stock to be issued as consideration in the REIT I Company Merger, and the absence of certain material adverse effects with respect to either REIT II or REIT I.

The foregoing description of the REIT I Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the REIT I Merger Agreement, which is filed as Exhibit 2.1 and is incorporated herein by reference. A copy of the REIT I Merger Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about REIT II or REIT I. The representations, warranties and covenants contained in the REIT I Merger Agreement have been made solely for the benefit of the parties to the REIT I Merger Agreement, and are not intended as statements of fact to be relied upon by REIT II’s stockholders, but rather as a way of allocating the risk between the parties to the REIT I Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the REIT I Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the REIT I Merger Agreement, which disclosures are not reflected in the REIT I Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of REIT II or REIT I. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the REIT I Merger Agreement, which subsequent information may or may not be fully reflected in REIT II’s public disclosures. REIT II acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

REIT I Voting Agreement

Concurrently with the execution of the REIT I Merger Agreement, as an inducement to REIT II to enter into the REIT I Merger Agreement, Resource Real Estate, LLC (“Resource Real Estate”) and Alan F. Feldman, solely in their capacity as holders of REIT I Convertible Stock, entered into voting agreements with REIT II. Pursuant to the terms of the voting agreements they have agreed, among other things, to vote all shares of REIT I Convertible Stock owned by such holder in favor of the approval of the REIT I Merger Agreement and the transactions contemplated thereby. The shares of REIT I Convertible Stock held by Resource Real Estate and Mr. Feldman represent more than two-thirds of the outstanding shares of REIT I Convertible Stock and as such they can approve the REIT I Merger Agreement on behalf of the holders of REIT I Convertible Stock. The voting agreements will terminate automatically in the event that the merger agreement is terminated for any reason in accordance with its terms. The foregoing summary of the material terms of the voting agreements is qualified in its entirety by reference to the voting agreements, which are attached hereto as Exhibits 10.1 and 10.2 and incorporated by reference herein.

Amended and Restated Operating Partnership Agreement

On September 8, 2020, in connection with the REIT I Partnership Merger, the board of directors of REIT II approved an Amended and Restated Limited Partnership Agreement of OP II (the “OP II Operating Partnership Agreement”), which shall become effective effective at the time of the REIT I Partnership Merger. The OP II Operating Partnership Agreement amends and supersedes the Limited Partnership Agreement of OP II dated January 16, 2014. Pursuant to the OP II Operating Partnership Agreement, REIT II is the general partner of OP II, RRE Opportunity Holdings II, LLC is the initial limited partner of OP II and C-III Capital Partners LLC (“C-III Capital Partners”) and Resource Real Estate are limited partners of OP II.

Operations

The OP II Operating Partnership Agreement requires that OP II be operated in a manner that will enable it to (1) satisfy the requirements for being classified as a REIT for tax purposes, (2) avoid any federal income or excise tax liability, and (3) ensure that OP II will not be classified as a “publicly-traded partnership” for purposes of Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”), which classification could result in OP II being taxed as a corporation, rather than as a partnership.

Capital Contributions and Issuances of Additional Partnership Units

The general partner is authorized to cause OP II to issue such additional units of partnership interest with such designations, preferences and relative participating, optional or other special rights, powers and duties as shall be determined by the general partner in its sole discretion, subject to Delaware law and any consent rights expressly provided to holders of preferred units of limited partnership interest (“OP II Preferred Units”). Each issuance of equity securities by REIT II shall be accompanied by a contribution of the proceeds to REIT II from such issuance of equity securities to OP II in exchange for units of partnership interests having designations, preferences and other rights such that the economic interests are substantially similar to those of the REIT II equity securities. In addition, the general partner is authorized to cause OP II to issue units of partnership interests for less than fair market value if the general partner concludes in good faith that such issuance is in the best interests of REIT II and OP II.

Distributions and Allocations of Profits and Losses

The OP II Operating Partnership Agreement provides that, subject to priority allocations with respect to OP II Preferred Units, OP II generally will distribute cash available for distribution to its partners in accordance with their relative percentage interests on at least a quarterly basis in amounts as the general partner shall determine. The effect of these distributions will be that a holder of one OP II Common Unit will receive the same amount of cash distributions as the amount of cash distributions made to the holder of one share of REIT II common stock.

Similarly, the OP II Operating Partnership Agreement provides that profits and taxable income are allocated to the partners of OP II in accordance with their relative percentage interests. Subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and corresponding Treasury Regulations, the effect of these allocations will be that a holder of one operating partnership unit will be allocated, to the extent possible, taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one of our shares. Losses, if any, will generally be allocated among the partners in accordance with their respective percentage interests in OP II.

If OP II liquidates, OP II’s debts and other obligations must be satisfied before the partners may receive any distributions. Any distributions to partners then will be made to holders of OP II Preferred Units in order to satisfy any liquidation preference held by them, and then to the holders of OP II Common Units partners in accordance with their respective percentage interests in OP II.

Rights, Obligations and Powers of the General Partner

As OP II’s general partner, REIT II generally has complete and exclusive discretion to manage and control OP II’s business and to make all decisions affecting its assets. This authority generally includes, among other things, the authority to:

•	acquire, purchase, own, operate, lease and dispose of any real property and any other property;

•	construct buildings and make other improvements on owned or leased properties;

•	authorize, issue, sell, redeem or otherwise purchase any debt or other securities;

•	borrow or lend money, or guarantee indebtedness;

•	make or revoke any tax election;

•	maintain insurance coverage in amounts and types as the general partner determines is necessary;

•	retain employees or other service providers;

•	form or acquire interests in joint ventures; and

•	merge, consolidate or combine OP II with another entity.

In addition to the administrative and operating costs and expenses incurred by OP II in acquiring and operating real properties, OP II will pay or reimburse REIT II for administrative and operating costs and expenses, and such expenses will be treated as expenses of OP II. Such expenses will include:

•	all expenses relating to the formation and continuity of OP II’s existence;

•	all expenses relating to any offering or repurchase of securities of REIT II;

•	all expenses associated with the preparation and filing of any periodic reports by REIT II under federal, state or local laws or regulations;

•	all expenses associated with compliance by REIT II with applicable laws, rules and regulations;

•	all costs and expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing for compensation of the employees of REIT II;

•	all costs and expenses relating to any issuance or redemption of partnership interests; and

•	all of our other operating or administrative costs incurred in the ordinary course of our business on behalf of OP II.

Exchange Rights

The holders of OP II Common Units, including C-III Capital Partners and Resource Real Estate, have the right to cause their operating partnership units to be redeemed by OP II or purchased by REIT II for cash. In either event, the cash amount to be paid will be equal to the cash value of the number of REIT II shares that would be issuable if the OP II Common Units were exchanged for shares of REIT II common stock based on the conversion ratio set forth in OP II Operating Partnership Agreement. Alternatively, at REIT II’s sole discretion, REIT II may elect to purchase the Common Units by issuing shares of REIT II common stock for the Common Units exchanged based on the conversion ratio set forth in the OP II Operating Partnership Agreement. The conversion ratio is initially one to one, but may be adjusted based on certain events including: (i) if REIT II declares or pays a distribution on its outstanding shares in shares of REIT II common stock, (ii) if REIT II subdivides its outstanding shares of common stock, or (iii) if REIT II combines its outstanding shares of common stock into a smaller number of shares of common stock. These exchange rights may not be exercised, however, if and to the extent that the delivery of shares upon exercise would (1) result in any person owning shares of REIT II common stock in excess of REIT II’s aggregate stock ownership limit, (2) result in REIT II’s shares of common stock being owned by fewer than 100 persons, (3) cause OP II to be “closely held” within the meaning of Section 856(h) of the Code, (4) cause REIT II to own, directly or constructively, 9.9% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Code, (5) cause REIT II to violate the Securities Act of 1933, as amended (the “Securities Act”), (6) require REIT II to register shares of its common stock pursuant to the Securities Act, (7) REIT II believes that OP II will be treated as a “publicly traded partnership” under Section 7704 of the Code, or if REIT II no longer qualifies as a REIT.

In general, holders of OP II Common Units may exercise their exchange rights at any time after one year following the date of issuance of their OP II Common Units; however, Resource Real Estate and C-III Capital Partners may not exercise their exchange rights with respect to the OP II Common Units they hold until such OP II Common Units have been outstanding for at least two years. A holder of OP II Common Units may not deliver more than two exchange notices each calendar year and may not exercise an exchange right for less than 1,000 OP II Common Units, unless such limited partner holds less than 1,000 units, in which case, such limited partner must exercise its exchange right for all of its OP II Common Units.

Amendment of the OP II Operating Partnership Agreement

The consent of REIT II, as the general partner of OP II, is required for any amendment to the OP II Operating Partnership Agreement. Subject to any consent rights expressly provided to holders of OP II Preferred Units, REIT II, as the general partner of OP II, without the consent of any limited partner, may amend the OP II Operating Partnership Agreement in any respect or merge or consolidate OP II with or into any other partnership or business entity as set forth in the OP II Operating Partnership Agreement, provided, however, that the following amendments shall require the consent of a majority in interest of the OP II Common Units (a majority of which are owned indirectly by REIT II):

•	any amendment affecting the operation of the exchange right in a manner adverse to the limited partners;

•

any amendment that would adversely affect the rights of the limited partners to receive the distributions payable to them pursuant to the OP II Operating Partnership Agreement (other than the issuance of additional limited partnership interests);

•	any amendment that would alter the allocations of profit and loss to the limited partners (other than the issuance of additional limited partnership interests); and

•	any amendment that would impose on the limited partners any obligation to make additional capital contributions to OP II.

Term and Dissolution

OP II will have perpetual duration, unless it is dissolved earlier upon the first to occur of the following:

•	the general partner declares bankruptcy or withdraws from the partnership, provided, however, that the remaining partners may decide to continue the business of OP II;

•	90 days after the sale or other disposition of all or substantially all of the assets of OP II;

•	the exchange of all limited partnership interests (other than such interests held by the general partner or affiliates of the general partner); or

•	the election by the general partner that OP II should be dissolved.

Transferability of Interests

In general, REIT II may not transfer all or any portion of its general partnership interest in OP II (except to a wholly owned subsidiary). In addition REIT II, as general partner of OP II, may not engage in any merger, consolidation or other combination, or sell all or substantially all of its assets unless (i) the holders of a majority of the Common Units approve such transaction, (ii) as a result of the transaction, the limited partners will receive for each Common Unit an amount of cash, securities or other property equal in value to the amount a holder of one share of REIT II common stock paid in the transaction, (iii) REIT II is the surviving entity in the transaction and either the holders of shares of REIT II common stock receive no consideration in the transaction or the limited partners receive for each Common Unit an amount of cash, securities or other property equal in value to the amount a holder of one share of REIT II common stock is paid in the transaction, or (iv) the surviving entity agrees to assume all obligations of the general partner set forth in the OP II Operating Partnership Agreement. Limited partners have no right to remove REIT II as general partner.

Series A Cumulative Participating Redeemable Preferred Units

The OP II Operating Partnership Agreement sets forth the rights, powers, privileges, restrictions, qualifications and limitations of the OP II Series A Preferred Units.

With respect to distribution rights and rights upon liquidation, distribution or winding up of OP II, the OP II Series A Preferred Units rank senior to all classes and series of OP II Common Units and any other class or series of OP II Preferred Units. Each OP II Series A Preferred Unit is entitled to a 7.00% per annum preferred priority return on the stated value of each OP II Series A Preferred Unit commencing on the date of issuance and ending on the fifth anniversary of the date of issuance, and thereafter a 10.00% per annum preferred priority return on the stated value of each OP II Series A Preferred Unit (the “Priority Return”), as well as, with respect to such distribution period, the amount of distributions a holder of such OP II Series A Preferred Unit would be entitled to receive if such OP II Series A Preferred Units were treated as part of a single class of units with the Common Units with the right to participate in distributions pari passu with the Common Units (the “Preferred Return”). In addition, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of OP II, the holders of OP II Series A Preferred Units are entitled to be paid out of the assets of OP II legally available for distribution, after payment or provision for OP II’s debts and other liabilities, a liquidation preference equal to the state value per unit plus any accrued but unpaid Priority Return and any accrued but unpaid Preferred Return. Such liquidation preference shall be paid before OP II may pay any liquidating distributions to any holders of OP II Common Units.

Except as described below, the OP II Series A Preferred Units are not redeemable by OP II prior to the first anniversary of the date of issuance. Following such date, the holders of OP II Series A Preferred Units may elect to have up to 25% of the number of Series A Preferred Units originally issued to such holder redeemed by OP II each year for the following four years. Such redemption right shall be suspended at such time as REIT II applies to list its shares of common stock on a national securities exchange, and shall terminate at such time as the national securities exchange approves the REIT II common stock for listing. Upon the occurrence of a listing of the REIT II common stock on a national securities exchange, a change of control of REIT II, or the second anniversary of the date of issuance, OP II may at its option redeem for cash all or a portion of the then-outstanding OP II Series A Preferred Units. The redemption price to be paid in respect of a redemption of one OP II Series A Preferred Unit shall be an amount of cash equal to the stated value of such OP II Series A Preferred Unit, plus the value as of such date of one share of REIT II common stock (as may be adjusted), plus any accrued but unpaid Priority Return and any accrued but unpaid Preferred Return (the “Redemption Price”).

In the event that the redemption right described above is terminated in connection with a listing of the shares of REIT II common stock on a national securities exchange, beginning 180 days after the date of such listing, the holders of OP II Series A Preferred Units shall have the right to require REIT II to purchase the OP II Series A Preferred Units in exchange for a number of listed shares of REIT II common stock determined by dividing (i) the number of OP II Series A Preferred Units multiplied by the Redemption Price as of the date of the exchange by (ii) the volume-weighted average price of such listed shares over the 30-day period prior to the date of the exchange.

The OP II Series A Preferred Units generally will not have any voting rights; however, unless (i) fewer than 12.5% of the number of OP II Series A Preferred Units originally issued remain outstanding, (ii) the holders of a majority of the then-outstanding OP II Series A Preferred Units consent, or (iii) an additional class or series of OP II Preferred Units is being issued in connection with the full redemption of the OP II Series A Preferred Units, OP II shall not issue any class or series of OP II Preferred Units with distribution rights and rights upon liquidation, distribution or winding up of OP II senior to the OP II Series A Preferred Units.

The foregoing summary of the material terms of OP II Operating Partnership Agreement is qualified in its entirety by reference to OP II Operating Partnership Agreement, which is attached hereto as Exhibit 10.3 and incorporated by reference herein.

REIT III Merger

On September 8, 2020, REIT II, OP II, Revolution III Merger Sub, LLC, a wholly owned subsidiary of REIT II (“Merger Sub III”), REIT III, and Resource Apartment OP III, LP (“OP III”), entered into an Agreement and Plan of Merger (the “REIT III Merger Agreement”).

Subject to the terms and conditions of the REIT III Merger Agreement, (i) REIT III will merge with and into Merger Sub III, with Merger Sub III surviving as a direct, wholly owned subsidiary of REIT II (the “REIT III Company Merger”) and (ii) OP III will merge with and into OP II, with OP II surviving (the “REIT III Partnership Merger” and, together with the REIT III Company Merger, the “REIT III Merger”). At such time, the separate existence of REIT III and OP III shall cease.

At the effective time of the REIT III Company Merger, each issued and outstanding share of REIT III’s common stock (or fraction thereof), $0.01 par value per share (the “REIT III Common Stock”), will be converted into the right to receive 0.925862 shares of common stock of REIT II, $0.01 par value per share (the “REIT II Common Stock”).

In addition, each share of REIT III Common Stock, if any, then held by any REIT III wholly owned subsidiary or held by REIT II or any of its wholly owned subsidiaries will no longer be outstanding and will automatically be retired and will cease to exist, and no consideration will be paid, nor will any other payment or right inure or be made with respect to such shares of REIT III Common Stock in connection with or as a consequence of the REIT III Company Merger.

At the effective time of the REIT III Partnership Merger, each unit of partnership interests in OP III outstanding immediately prior to the effective time of the REIT III Partnership Merger will be retired and will cease to exist. In addition, for each share of REIT II Common Stock issued in the REIT III Company Merger, a common partnership unit will be issued by OP II to REIT II.

The REIT III Merger Agreement contains customary covenants, including covenants prohibiting REIT III and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. The REIT III Merger Agreement also provides that prior to the approval by REIT III’s stockholders of the REIT III Company Merger, the board of directors of REIT III may in certain circumstances make a REIT III Adverse Recommendation Change (as such term is defined in the REIT III Merger Agreement), subject to complying with certain conditions set forth in the REIT III Merger Agreement.

The REIT III Merger Agreement may be terminated under certain circumstances, including by either REIT II or REIT III (in each case, with the prior approval of the special committee of their respective board of directors) (i) if the REIT III Company Merger has not been consummated on or before 11:59 p.m. New York time on June 8, 2021, (ii) if the approval of the stockholders of REIT III (“REIT III Stockholder Approval”) has not been obtained at the meeting of the stockholders of REIT III to consider the REIT III Merger, or (iii) upon a material uncured breach of the respective obligations, covenants or agreements by the other party that would cause the closing conditions in the REIT III Merger Agreement not to be satisfied.

REIT III may terminate the REIT III Merger Agreement if REIT III has properly accepted a “Superior Proposal” (as defined in the REIT III Merger Agreement) at any time prior to receipt by REIT III of the REIT III Stockholder Approval pursuant to the terms of the REIT III Merger Agreement. REIT II may terminate the REIT III Merger Agreement at any time prior to receipt by REIT III of the REIT III Stockholder Approval upon (i) a REIT III Adverse Recommendation Change or the failure of REIT III’s board of directors to include its recommendation in favor of the REIT III Company Merger in the Joint Proxy Statement and Prospectus to be distributed to REIT III’s stockholders, (ii) a tender offer or exchange offer for any shares of REIT III Common Stock that constitutes a Competing Proposal (other than by REIT II or any of its affiliates) is commenced and the REIT III board of directors fails to recommend against acceptance of such tender offer or exchange offer by the REIT III stockholders and to publicly reaffirm the REIT III board recommendation within ten business days of being requested to do so by REIT II, or (iii) upon REIT III’s material violation of the non-solicit provisions of the REIT III Merger Agreement.

If the REIT III Merger Agreement is terminated in connection with REIT III’s acceptance of a Superior Proposal or making a REIT III Adverse Recommendation Change, then REIT III must pay to REIT II a termination fee of $3,123,459 plus reimburse up to $1,000,000 for REIT II’s expenses. Additionally, if the REIT III Merger Agreement is terminated because the closing conditions have been satisfied or waived but either REIT II or REIT III have failed to close, then such party must reimburse the other party up to $2,000,000 for that other party’s expense.

The REIT III Merger Agreement contains certain representations and warranties made by the parties thereto. The representations and warranties of the parties contained in the REIT III Merger Agreement are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by each of REIT II and REIT III. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders.

The parties have agreed to limits on the conduct of their businesses between the signing of the REIT III Merger Agreement and the closing of the REIT III Merger. Generally, transactions that are not in the ordinary course of business require the consent of the other party. Ordinary distributions will also require the other party’s consent unless the distributions are needed for REIT qualification purposes, which is not expected.

The obligation of each party to consummate the REIT III Merger is subject to a number of conditions, including receipt by REIT III of the REIT III Stockholder Approval, delivery of certain documents and consents, the truth and correctness of the representations and warranties of the parties (subject to the materiality standards contained in the REIT III Merger Agreement), the effectiveness of the registration statement on Form S-4 to be filed by REIT II to register the shares of the REIT II Common Stock to be issued as consideration in the REIT III Company Merger, and the absence of certain material adverse effects with respect to either REIT II or REIT III.

The foregoing description of the REIT III Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the REIT III Merger Agreement, which is filed as Exhibit 2.2 and is incorporated herein by reference. A copy of the REIT III Merger Agreement has been included to provide stockholders with information regarding its terms and is not intended to provide any factual information about REIT II or REIT III. The representations, warranties and covenants contained in the REIT III Merger Agreement have been made solely for the benefit of the parties to the REIT III Merger Agreement, and are not intended as statements of fact to be relied upon by REIT II’s stockholders, but rather as a way of allocating the risk between the parties to the REIT III Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the REIT III Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the REIT III Merger Agreement, which disclosures are not reflected in the REIT III Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of REIT II or REIT III. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the REIT III Merger Agreement, which subsequent information may or may not be fully reflected in REIT II’s public disclosures. REIT II acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Combined Company

The combined company following either or both of the REIT I Merger and the REIT III Merger (the “Combined Company”) will be renamed “Resource REIT, Inc.” Each of the REIT I Merger and REIT III Merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

Second Amended and Restated Advisory Agreement

On September 8, 2020, in connection with the proposed mergers, REIT II entered into the Second Amended and Restated Advisory Agreement (the “Amended Advisory Agreement”) with Resource Real Estate Opportunity Advisor II, LLC (the “Advisor”). The terms of the Amended Advisory Agreement are identical to those of the advisory agreement that was previously in effect, except for the following changes. The Advisor agreed to waive an acquisition fee and debt financing fee in connection with the REIT III Merger. No such waiver was sought with respect to the REIT I Merger because, if owed, it would be paid with OP II funds to an entity that would then be wholly owned by OP II. In addition, the limitations on an internalization transaction and the restriction on REIT II’s ability to solicit employees from the Advisor were removed.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Director and Officer Resignations and Appointments

On September 8, 2020, George Carleton resigned from the board of directors and as President and Chief Operating Officer of the Registrant. In addition, on September 8, 2020, David Spoont submitted an irrevocable letter of resignation from the board of directors effective upon the closing of the REIT I Merger.

The board of directors increased the size of the board to six, effective upon the date necessary to accommodate the appointments of the following directors: Andrew Ceitlin and Robert Lieber to the board of directors effective upon the closing of the REIT I Merger and Lee Shlifer to the board of directors effective upon the closing of the REIT III Merger. Messrs. Ceitlin, Lieber and Shlifer currently serve as directors of REIT I and Mr. Shlifer also serves as a director of REIT III. Messrs. Shlifer and Ceitlin satisfy the independent director standards applicable to REIT II and as independent directors, each will receive the same compensation and reimbursement of expenses that REIT II pays to each of its independent directors. Information about Messrs. Ceitlin, Lieber and Shlifer is included below.

Andrew Ceitlin, 46, has served as a director of REIT I since February 2014. Mr. Ceitlin has served as the Vice President and Assistant General Counsel for Tishman Construction Corporation, an AECOM company, since June 2017 and previously served as its Senior Corporate Counsel from June 2010 to June 2017. Prior to joining Tishman Construction Corporation, Mr. Ceitlin served as legal counsel for Bovis Lend Lease Holdings, Inc. from May 2007 to June 2010. Prior to joining Bovis Lend Lease Holdings, Inc., Mr. Ceitlin was an associate attorney at Peckar & Abramson, P.C., a law firm specializing in construction law. Mr. Ceitlin served as a director of Resource IO REIT from March 2015 to May 2018. Mr. Ceitlin is a licensed member of the New York State Bar and has practiced law for over 19 years. He holds a Bachelor’s degree in political science from The Ohio State University and a Juris Doctor degree from New York Law School.

Robert C. Lieber, 65, has served as a director of REIT I since February 2017. Mr. Lieber has served as an Executive Managing Director of both C-III Capital Partners LLC (“C-III”), the entity that controlled the Advisor and owned the property manager prior to the Self-Management Transaction described in Item 8.01 below, and Island Capital Group, LLC since July 2010 and as Chief Executive Officer of Exantas Capital Corp., a publicly-traded mortgage REIT, since September 2016 and served as its President from September 2016 to May 2017. Mr. Lieber has also served as a director of Resource Income Opportunity REIT, Inc. (“Resource IO REIT”) since September 2016. Mr. Lieber served under New York City Mayor Michael R. Bloomberg as Deputy Mayor for Economic Development from January 2007 to July 2010. Prior to joining the Bloomberg administration, Mr. Lieber was employed by Lehman Brothers Holdings Inc. for 23 years, serving most recently as a Managing Director of a real estate private equity fund and previously as the Global Head of Real Estate Investment Banking. From January 2015 to April 2018, Mr. Lieber also served as a director of ACRE Realty Investors Inc., a publicly-traded commercial real estate company, and currently serves as a director of Tutor Perini Corporation, a publicly-traded general contracting and construction management company. He served as a board member and secretary of the board as well as a trustee for the Urban Land Institute and formerly served as chairman of the Zell-Lurie Real Estate Center at The Wharton School, University of Pennsylvania. Mr. Lieber received a Bachelor of Arts from the University of Colorado and a Master of Business Administration from The Wharton School, University of Pennsylvania.

Lee F. Shlifer, 71, has served as a director of REIT I since September 2009 and as a director of REIT III since January 2016. Mr. Shlifer has served as founder, President and broker for Signature Investment Realty, Inc., an investment brokerage and management/consulting firm that emphasizes the acquisition and management of multifamily apartment buildings, since 1985. Prior to founding Signature Investment Realty, Inc., he served as Vice President of Marketing for Spencer Industries from 1979 to 1981. In addition, Mr. Shlifer served as a psychotherapist for the Eastern Pennsylvania Psychiatric Institute from 1978 to 1979. Mr. Shlifer is a member of the board of directors of ELIT, a non-profit organization that operates schools in India and Pakistan to teach impoverished women basic computer skills. He received his Bachelor of Arts degree from the University of Pennsylvania and his Masters of Arts degree in Clinical Psychology from The New School for Social Research.

Officer Transitions and Appointments

In connection with the proposed transactions, on September 20, 2020, the board of directors made certain changes to the officers of the Registrant. Alan Feldman was appointed President following the resignation of George Carleton and will continue to serve as Chief Executive Officer. Steven Saltzman was appointed Chief Accounting Officer and Vice President and Thomas Elliott was appointed Executive Vice President, Chief Financial Officer and Treasurer. Shelle Weisbaum continues as Chief Legal Officer, Senior Vice President and Secretary. Information about Mr. Elliott, the newly appointed officer of the Registrant, is included below.

Thomas Elliott, 47. In addition to serving as the Chief Financial Officer, Executive Vice President and Treasurer of REIT II, Mr. Elliott was appointed to the same positions for REIT I and REIT III effective September 8, 2020. Since June 2020, he also serves on the board of directors of Exantas Capital Corp. Mr. Elliott has previously held various officer positions at Resource America, Inc., all of which he resigned effective as of September 8, 2020: Chief Financial Officer since December 2009, Executive Vice President since September 2016 and Senior Vice President since 2005. Prior to that, he was Senior Vice President—Finance and Operations of Resource America from 2006 to December 2009; Senior Vice President—Finance from 2005 to 2006 and Vice President—Finance from 2001 to 2005. Since February 2017, Mr. Elliott was Executive Vice President—Finance and Operations of Exantas Capital Corp. and was its Senior Vice President—Finance and Operations from September 2006 to February 2017 and, prior to that, was its Chief Financial Officer, Chief Accounting Officer and Treasurer from September 2005 to June 2006. He was also Senior Vice President—Assets and Liabilities Management of Exantas Capital Corp. from June 2005 until September 2005 and, before that, served as its Vice President—Finance from March 2005. Prior to joining Resource America in 2001, Mr. Elliott was a Vice President at Fidelity Leasing, Inc., a former equipment leasing subsidiary of Resource America, where he managed all capital market functions, including the negotiation of all securitizations and credit and banking facilities in the U.S. and Canada. Mr. Elliott also oversaw the financial controls and budgeting departments.

2020 Long-Term Incentive Plan

On September 8, 2020, the board approved, effective as of the effective time of the REIT I Merger, the assumption and continuation of the 2020 Long-Term Incentive Plan of REIT I (the “2020 LTIP”) and the outstanding restricted stock awards thereunder, as adjusted to be awards with respect to REIT II common stock, all as provided for in the REIT I Merger Agreement.

The purpose of the 2020 LTIP is to advance the interests of the company and its stockholders by providing an incentive to attract, retain, and reward certain eligible persons performing services for the company and by motivating such persons to contribute to the growth and profitability of the company. The 2020 LTIP allows for grants to the company’s employees, consultants, and directors of stock options

(non-statutory and incentive), restricted stock awards, stock appreciation rights, restricted stock units, performance shares, performance units, cash-based awards, and other stock-based awards. The maximum aggregate number of shares of common stock of REIT II that may be issued pursuant to awards granted under the 2020 LTIP (as assumed by REIT II) is 3,500,000.

The 2020 LTIP will be administered by the conflicts committee of the board of directors. Subject to the terms of the 2020 LTIP, the conflicts committee has the authority to determine the individuals to whom, and the time or times at which, awards are made, the size of each award, and the other terms and conditions of each award. The board of directors also has the authority to make all determinations that are in the board’s judgment necessary or desirable for the administration of the plan. The board’s construction and interpretation of the terms and provisions of the 2020 LTIP are final and conclusive.

The board of directors may at any time modify or amend the 2020 LTIP in any respect, provided that no such modification or amendment may materially adversely affect the rights of a participant under an existing stock award that has been previously granted except as expressly provided in the 2020 LTIP. Unless sooner terminated in accordance with its terms, the 2020 LTIP will terminate on the date that is ten years following the date on which the 2020 LTIP was adopted by the Board.

A copy of the 2020 LTIP as adopted by REIT I, and to be assumed by REIT II, is attached as Exhibit 10.5 to this Current Report on Form 8-K and incorporated into this Item 5.02 by reference. The foregoing is a summary of the 2020 LTIP, does not purport to be complete, and is subject to and qualified in its entirety by reference to the text of the 2020 LTIP.

Initial Grants by REIT I to be Assumed by REIT II

On September 8, 2020, the board of REIT I granted awards of restricted stock (the “REIT I Restricted Stock”) under the 2020 LTIP to the executives of REIT I in the chart below with respect to the number of shares next to their name in the chart below. The grant of REIT I Restricted Stock is subject to vesting in two tranches – 40% of the total number of shares will vest upon the consummation of the REIT I Merger and 60% of the total number of shares will vest upon a “Liquidity Event” (as defined below) so long as the executive remains continuously employed through each such vesting date. If the executive’s employment terminates for any reason before the vesting date, all unvested shares will be immediately forfeited.

Executive Officer of REIT I	Number of Shares of REIT I Restricted Stock Subject to Award
Alan F. Feldman, Chief Executive Officer and President	250,912
Thomas C. Elliott, Chief Financial Officer, Executive Vice President and Treasurer	141,423
Steven R. Saltzman, Chief Accounting Officer and Senior Vice President	27,372
Michele R. Weisbaum, Chief Legal Officer and Senior Vice President	45,620

For purposes of these awards:

“Liquidity Event” means (i) a listing of the common stock of REIT II, on a national securities exchange, (ii) a sale, merger or other transaction in which the stockholders of REIT II either receive, or have the option to receive, cash, securities redeemable for cash, and/or securities of a publicly traded company, or (iii) the sale of all or substantially all of REIT II’s assets where stockholders either receive, or have the option to receive, cash or the securities of a publicly traded company.

Pursuant to the terms of the REIT I Merger Agreement each share of REIT I Restricted Stock issued and outstanding immediately prior to the effective time of the REIT I Company Merger will be automatically cancelled and extinguished and converted into the right to receive 1.22423 shares of REIT II Common Stock and will continue to have and be subject to the same terms and conditions (including vesting terms) set forth in the 2020 LTIP and the related restricted stock agreements.

A copy of the form of restricted stock agreement to be assumed by REIT II is attached as Exhibit 10.6 to this Current Report on Form 8-K and incorporated into this Item 5.02 by reference. The foregoing is subject to and qualified in its entirety by reference to the text of the award agreement.

Item 7.01. Regulation FD Disclosure

On September 11, 2020, REIT II, along with REIT I and REIT III, is sending a letter to its stockholders regarding the proposed transactions. A copy of the stockholder letter is attached hereto as Exhibit 99.1 and is incorporated herein solely for purposes of this Item 7.01 disclosure.

In addition, on September 11, 2020, the Registrant posted to its website (http://www.resourcereit2.com/) an investor presentation prepared by REIT I, REIT II and REIT III containing certain information related to the REIT I Merger and the REIT III Merger. A copy of the investor presentation is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information in this Item 7.01 disclosure, including Exhibits 99.1 and 99.2 and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.

Item 8.01. Other Events

Suspension of Share Redemption Program

In connection with the transactions contemplated herein, on September 8, 2020, the board of directors of the Registrant approved the full suspension of its share redemption program (“SRP”), which has been suspended since March 20, 2020, with exception for redemptions sought upon a stockholder’s death, “qualifying disability” or “confinement to a long-term care facility” (collectively, “special redemptions”) until the later of (a) the filing of a Registration Statement on Form S-4 related to the REIT I Merger (the “REIT I S-4”) and (b) the filing of a Registration Statement on Form S-4 related to the REIT III Merger (the “REIT III S-4”), or such later time as the board of directors may determine. The SRP suspension will take effect immediately. While the SRP is suspended, currently pending and new redemption requests submitted in connection with a special redemption will be retained and considered upon the determination by the board of directors to resume the SRP with respect to special redemptions, all other redemption requests will not be retained, but will be cancelled with the ability to resubmit when the SRP is open to redemptions other than special redemptions. Following the later of the filing of the REIT I S-4 and the REIT III S-4, the Registrant intends to resume processing special redemptions.

Change in Sponsor of REIT II

Prior to the execution of the REIT I Merger Agreement, on September 8, 2020, REIT I entered into a series of transactions and became self-managed (the “Self-Management Transaction”) and succeeded to the advisory, asset management and property management arrangements formerly in place for REIT I, REIT II and REIT III. Accordingly, the sponsor of REIT II has changed from Resource Real Estate, LLC to OP I until the REIT I Company Merger is consummated. Following the consummation of the REIT I Merger, REIT II will be self-managed.

ADDITIONAL INFORMATION ABOUT THE MERGERS

In connection with the REIT I Merger and the REIT III Merger, REIT II will prepare and file with the SEC two registration statements on Form S-4. One registration statement will contain a Joint Proxy Statement and Prospectus jointly prepared by REIT II and REIT I, and other related documents. The other registration statement will contain a Joint Proxy Statement and Prospectus jointly prepared by REIT II and REIT III, and other related documents. The applicable Joint Proxy Statement and Prospectus will be mailed to REIT I’s and REIT III’s respective stockholders and will contain important information about the respective mergers and related matters. INVESTORS ARE URGED TO READ THE APPLICABLE JOINT PROXY STATEMENT AND PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY REIT I, REIT II AND REIT III WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REIT I, REIT II, REIT III AND THE PROPOSED MERGERS. Investors and stockholders of REIT I, REIT II and REIT III may obtain free copies of the respective registration statement, the respective Joint Proxy Statement and Prospectus and other relevant documents filed by REIT I, REIT II and REIT III with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. In addition, these materials will also be available free of charge by accessing REIT I’s website (http://www.resourcereit.com/), by accessing REIT II’s website (http://www.resourcereit2.com/), or by accessing REIT III’s website (http://www.resourcereit3.com/).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGERS

REIT I, REIT II and REIT III and their respective directors and officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed mergers. Information regarding REIT I’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 20, 2020 and its proxy statement filed with the SEC by REIT I on April 29, 2020 in connection with its 2020 annual meeting of stockholders; information regarding REIT II’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 20, 2020 and its proxy statement filed with the SEC by REIT II on April 29, 2020 in connection with its 2020 annual meeting of stockholders; information regarding REIT III’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 20, 2020 and its proxy statement filed with the SEC by REIT III on April 29, 2020 in connection with its 2020 annual meeting of stockholders. Certain directors and executive officers of REIT I and/or REIT II and/or REIT III and other persons may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments and retention bonuses if their employment is terminated prior to or following the merger. If and to the extent that any of the participants will receive any additional benefits in connection with the merger, the details of those benefits will be described in the applicable Joint Proxy Statement/Prospectus relating to the applicable merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of REIT I, REIT II, and REIT III and their respective executive officers and directors in the applicable merger by reading the applicable Joint Proxy Statement/Prospectus regarding the merger when it becomes available. These documents are available free of charge on the SEC’s website and from REIT I, REIT II or REIT III, as applicable, using the sources indicated above.

FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; no assurance can be given that these expectations will be attained. Factors that could cause actual results to differ materially from these expectations include, but are not limited to, the risk that the proposed mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements; the inability of REIT I or REIT III to obtain stockholder approval of the respective mergers or the failure to satisfy the other conditions to completion of the mergers; risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; the potential adverse impact of the ongoing pandemic related to COVID-19 and the related measures put in place to help control the spread of the virus on the operations of the REITs and their tenants, which impact remains highly uncertain; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of REIT I, REIT II and REIT III; and other factors, including those set forth in the Risk Factors section of REIT I’s, REIT II’s and REIT III’s most recent Annual Report on Form 10-K for the year ended December 31, 2019, as updated by the subsequent Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020 and filed with the SEC, and other reports filed by REIT I, REIT II and REIT III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. REIT I, REIT II and REIT III undertake no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger dated September 8, 2020, by and among REIT II, OP II, Merger Sub I, REIT I and OP I*

2.2	Agreement and Plan of Merger dated September 8, 2020, by and among REIT II, OP II, Merger Sub III, REIT III and OP III*

10.1	Voting Agreement dated September 8, 2020, between REIT II and Resource Real Estate

10.2	Voting Agreement dated September 8, 2020, between REIT II and Alan Feldman

10.3	Form of Amended and Restated Limited Partnership Agreement of RRE Opportunity OP II, LP

10.4	Second Amended and Restated Advisory Agreement dated September 8, 2020 between REIT II and the Advisor

10.5	Resource Real Estate Opportunity REIT, Inc. Long-Term Incentive Plan

10.6	Form of Restricted Stock Agreement

99.1	Stockholder Letter

99.2	Investor Presentation dated September 11, 2020

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. REIT II agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RESOURCE REAL ESTATE OPPORTUNITY REIT II, INC.

Dated: September 11, 2020	By:	/s/ Alan F. Feldman
Alan F. Feldman
Chief Executive Officer and President (Principal Executive Officer)